Filed by Cover-All Technologies Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cover-All Technologies Inc.
SEC File No.: 001-09228
Date: December 15, 2014

On December 14, 2014, Manish D. Shah, President and Chief Executive Officer of Cover-All Technologies Inc. (“Cover-All”), distributed the following via email to employees of Cover-All:

Dear Team Cover-All,

Earlier today we announced that Cover-All and Majesco (formerly known as MajescoMastek) will combine to create a new world-class global insurance solution company. The new company will be named Majesco. This is an exciting and a historic day for us, and you should take great pride in your hard work and dedication to our customers, which has enabled us to achieve this milestone. We believe the combined company will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

This merger is, in many ways, a result of your hard work to make Cover-All a respected and trusted name as an insurance solution provider through its well-engineered products and high-touch customer services. Since the introduction of our new products, we have successfully won new customers, implemented our products in a rapid fashion and reliably serviced our customers after their go live with our solutions. Congratulations!

Because of your efforts, we are able to choose the best path forward. In Majesco, we believe we have found the right partner to deliver significant value for you and for all of our stakeholders.

This transaction will combine Majesco’s and Cover-All’s complementary capabilities to provide more options for our customers. We will become a global company conducting business in 6 countries across 3 continents providing insurance software, consulting and IT services to P&C as well as L&A (Life, Annuity & Group Benefits) customers.

HIGHLIGHTS OF THE COMBINED COMPANY, “MAJESCO”

•	Over $100 million in estimated annual revenue with high growth potential

•	Over 150 insurance customers in all tiers worldwide served by a global delivery team

•	Innovative and proven core insurance software suite serving all tiers in each of our operating markets: the Americas, Europe and Asia-Pacific

•	Customer-centric collaborative culture focusing on customer value enhancements through innovative technologies and dedicated customer-oriented services

•	Modern, mature, and integrated core software solution suite covering all tiers of business of Property and Casualty including personal, commercial, specialty, and workers compensation business

•	Life Insurance, Annuity, and Group Benefits product offerings

•	Consulting practice covering broad needs of insurers

•	Comprehensive bureau content services offering with extensive knowledge of ISO and NCCI

•	Business Intelligence and data analytics solution with customer-focused consulting and services practice

•	Robust cloud solution for core insurance systems already deployed to over 30 customers

WHAT THIS MEANS FOR COVER-ALL EMPLOYEES

Majesco will employ all employees of Cover-All who are with Cover-All as of the effective time of the merger. We believe employees will benefit from being part of a company with a more competitive and stable financial foundation. We believe this merger will create greater opportunities for Cover-All employees over the long term.

And we believe that the merger will provide new paths for professional development and options to advance your careers in your areas of interest.

The benefits of the merger for the employees has been a focus of ours since we started contemplating this transaction. Those employees who were involved in the pre-merger process from both companies have demonstrated their enthusiasm for this merger and played a significant role in facilitating the transaction.

While this merger is exciting for all constituents, I am particularly pleased for the employees of Cover-All. You all have done an amazing job of transforming Cover-All, and I am confident we are all ready to move forward together as the new Majesco. You should know that I have gotten to know a number of employees at Majesco, and I am certain that our combination will create the most capable and energetic team in the industry. I am looking forward to being a part of that team along with you.

WHAT HAPPENS NEXT?

In terms of immediate next steps, the transaction is subject to regulatory approvals, the satisfaction of closing conditions and approval by Cover-All stockholders. All of that work will take place over the coming months and we expect the merger to close in the second quarter of 2015. Also, one of the conditions to closing is the listing of the shares of Majesco common stock (to be issued in the merger to our stockholders) on the NYSE MKT.

Until the transaction is complete, Cover-All and Majesco will remain separate companies, and it will be “business as usual” for all of us. The key to our success has been — and will continue to be — you. As we move forward, we ask that you continue to focus on your day-to-day responsibilities and on providing our customers with the industry-leading service they expect from Cover-All.

KEEPING YOU INFORMED

Today’s announcement will generate lots of questions. To help answer those, we have attached some FAQs. I will be speaking to you in a town-hall meeting on Monday 12/15 at 10am. Cover-All and Majesco senior management will also be speaking to you on Tuesday 12/16 at 10am in our Morristown offices.

Over three decades, together we have been managing a reputable company that is profitable and stable in a constantly evolving market, which is a testament to your hard work and dedication. You have helped position Cover-All to choose this path, and I know you will share my excitement about the opportunities ahead. Thank you for all you have done to make today’s announcement possible. It’s an honor and a privilege to work with each one of you.

INQUIRIES AND MORE INFORMATION

An announcement of a significant transaction like ours is going to draw attention from media, the financial community and others who follow Cover-All. As always, it is important for our Company to speak with one voice. If you receive any inquiries about the transaction, please immediately forward any such requests to: Ann Massey at amassey@cover-all.com. We thank you in advance for your understanding and cooperation.

Sincerely,
Manish

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover-All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the “Merger”) and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the Securities and Exchange Commission (the “SEC”), the approval of the Merger by Cover-All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover-All’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All’s filings with the SEC, including Cover-All’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Cover-All and Majesco are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

With the completion of the above transactions, Majesco will have an estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and Majesco’s acquisition of Agile Technologies’ insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014).

Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of Cover-All that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available. Cover-All and Majesco will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (including any amendments or supplements thereto) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cover-All will be available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Lori Stanley, General Counsel, Majesco, at 5 Penn Plaza, 14th Floor, New York, NY 10001 or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Cover-All is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 28, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 30, 2014. These documents can be obtained free of charge from the respective sources indicated above. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.